Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

July 31, 2026

VIA EDGAR

Mr. Stephen Krikorian

Mr. Andrew Mew

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bilibili Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2025

Filed April 16, 2026 (File No. 001-38429)

Dear Mr. Krikorian and Mr. Mew,

This letter sets forth the Company’s responses to the comments contained in the letter dated June 25, 2026 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Commission on April 16, 2026 (the “2025 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2025 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2025

Item 5. Operation and Financial Review and Prospects

Results of Operations

Other income (expenses), page 132

1.

We note your disclosure of the underlying factors behind the change in “Net investment loss, net (including impairments)”, which primarily includes return earned on financial products issued by banks and other financial institutions and the fair value change of investments. In that regard, please quantify the amounts related to these factors as well as any amount due to impairments and their reasons in future filings and advise us. If the impairments represented downward fair value adjustments related to your equity investments using the measurement alternative, please clarify your disclosure. Refer to Item 303 (b) of Regulation S-K.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 31, 2026

The Company respectfully advises the Staff that “Net investment loss, net (including impairments)” for the fiscal years ended December 31, 2024 and 2025 primarily includes returns earned on financial products issued by banks and other financial institutions and the fair value changes of investments. The major underlying quantitative information related to these factors has been disclosed under “Note 5, Short-term investments” and “Note 9, Long-term Investments, Net” to the consolidated financial statements. The Company respectfully proposes to provide the following enhanced disclosure in future filings of its annual report on Form 20-F. Page reference is made to the 2025 Form 20-F to illustrate the approximate location of the disclosure (with additions underlined and in italics).

Page 132:

Investment loss, net (including impairments). Net investment loss, net (including impairments) primarily includes returns earned on financial products issued by banks and other financial institutions and the fair value changes of investments. We had a net investment loss of RMB470.1 million and RMB242.3 million (US$34.6 million) in 2024 and 2025, respectively, which were primarily attributable to impairment charges of RMB486.5 million and RMB320.7 million related to equity investments using the measurement alternative for 2024 and 2025, respectively, partially offset by the returns earned by the Company’s short-term investments in financial products issued by banks or shares of publicly traded companies amounting to RMB69.5 million and RMB77.1 million in 2024 and 2025, respectively.

The Company respectfully advises the Staff that, as disclosed in “Note 9. Long-term Investments, Net” on page F-46 under the subheading “Equity investments using the measurement alternative”, the impairment charges for long-term investments of RMB320.7 million recorded in “Investment loss, net (including impairments)” for the year ended December 31, 2025 were attributable to certain investees’ unsatisfactory financial performance with no obvious upturn or potential financing solutions in the foreseeable future, and therefore the Group determined the fair value of these investments was less than their carrying value.

Financial Statements

Notes to the financial statements

10. taxation, page F-49

2.

Refer to the rate reconciliation table under (a). We note the disaggregation of the reconciling items by jurisdiction and the adjustment of 54,702 or 4.5% under statutory income tax difference between Chinese Hong Kong and Chinese Mainland. We also note your disclosure of lower corporate income tax rate in Chinese Hong Kong as compared to Chinese Mainland. Please explain how the rate differential is a positive 4.5% in light of the lower rate in Hong Kong.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 31, 2026

The Company respectfully advises the Staff that the Group’s income tax rate reconciliation starts from the statutory income tax rate of 25% in the Chinese mainland. In 2025, the Group’s subsidiaries in Chinese Hong Kong incurred an aggregate loss before income tax. Accordingly, the positive adjustment of RMB54,702 thousand or a positive 4.5% primarily reflects the fact that the tax effect attributable to such loss before income tax, computed at the lower corporate income tax rate of 16.5% in Chinese Hong Kong, is less than the tax effect that would have resulted at the 25% statutory income tax rate in the Chinese mainland.

3.	Please provide disaggregated disclosures by jurisdiction with respect to your (loss) profit before income tax expenses. Refer to ASC 740-10-50-10A.

The Company respectfully proposes to provide the following enhanced disclosure in future filings of its annual report on Form 20-F. Page reference is made to the 2025 Form 20-F to illustrate the approximate location of the disclosure (with additions underlined and in italics).

Page F-49:

The components of profit/(loss) before income tax expenses (after intra-group eliminations) for the year ended December 31, 2025 are as follows:

Profit/(loss) before income tax expenses	For the Year Ended December 31, 2025 RMB in thousands
Profit from Chinese mainland operations	1,494,028
Loss from non-Chinese mainland operations	(285,942)
Total profit before income tax expenses	1,208,086

22. Fair Value Measurement, page F-65

4.

We note your narrative disclosure of the impairment to your equity investments using measurement alternative and that the fair values were based on valuation methods using the observable transaction price at the transaction date or other unobservable inputs. In that regard, please provide more detail of the valuation methods or techniques that you used and consider providing more transparent disclosures using the example within ASC 820-10-55-100. Refer to ASC 820-10-50-2(a).

The Company respectfully advises the Staff that the impairment recognized in 2025 related to certain equity investments without readily determinable fair values, none of which was individually material. When impairment indicators existed, the Company estimated the fair values of these investments in accordance with the principles of ASC 820 and, where applicable, wrote down their carrying values to fair values, with the difference recorded in “Investment loss, net (including impairments)”. These fair value measurements are classified within non-recurring Level 3 of the fair value hierarchy. The fair value of these investments was determined based on valuation methods under the market approach using unobservable inputs including selection of comparable companies and multiples, volatility, and risk-free rate.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 31, 2026

Given that none of the impaired investments was individually material in 2025, the Company did not provide itemized quantitative disclosures of valuation techniques and unobservable inputs in Note 22. The Company respectfully proposes to provide the following enhanced disclosure in future filings of its annual report on Form 20-F. Page reference is made to the 2025 Form 20-F to illustrate the approximate location of the disclosure (with changes marked in italics, deletions as strike-through and additions underlined).

Page F-65:

Recurring fair value measurement

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on a recurring basis as of December 31, 2025:

	Fair Value Measurements
		Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	RMB in thousands
Short-term investments
Financial products	6,123,586	—	6,123,586	—
Investments in publicly traded companies	323,611	323,611	—	—
Long-term Investments
Investments accounted for at fair value	1,388,250	—	1,388,250	—

Total recurring fair value measurements	7,835,447	323,611	7,511,836	—

Non-recurring fair value measurement

The Group measures equity investments accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured or impaired during the years ended December 31, 2024 and 2025, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods ~~using the observable transaction price at the transaction date or other unobservable inputs~~ under the market approach using unobservable inputs including selection of comparable companies and multiples, volatility, and risk-free rate.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 31, 2026

For the years ended ~~As of~~ December 31, 2024 and 2025, certain equity investments ~~without determinable fair value (Note 9) were measured using unobservable inputs (Level 3) and~~ were written down from their respective carrying value to fair value, with impairment charges of RMB486.5 million and RMB320.7 million incurred and recorded in “Investment loss, net (including impairments)” for the years then ended (Note 9). As of December 31, 2025, the remaining amount of these impacted equity investments accounted for using the measurement alternative accounted at fair value on a non-recurring basis was immaterial.

In future annual reports, to the extent that non-recurring Level 3 fair value measurements are individually material, the Company will further enhance its disclosures to include the valuation techniques and significant unobservable inputs used, including their ranges and weighted averages, in a manner consistent with the example in ASC 820-10-55-100 and the requirements of ASC 820-10-50-2(a).

*  *   *

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 31, 2026

If you have any additional questions or comments regarding the 2025 Form 20-F, please contact the undersigned at +86 21 2509 9255 or sam@bilibili.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4835 or haiping.li@skadden.com.

Very truly yours,

/s/ Xin Fan
Xin Fan
Chief Financial Officer

cc:	Rui Chen, Chairman and Chief Executive Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP